Exhibit 3.1

AUTHENTIDATE HOLDING CORP.

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND

RIGHTS AND NUMBER OF SHARES OF

SERIES D CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151 of the

Delaware General Corporation Law

The undersigned President of AUTHENTIDATE HOLDING CORP., a Delaware corporation (the “Corporation”), hereby certifies that pursuant to authority granted to and vested in the Board of Directors of the Corporation by the provisions of the Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, its Board of Directors has duly adopted the following resolutions creating the Series D Convertible Preferred Stock:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Corporation’s Certificate of Incorporation, a series of preferred stock of the Corporation be, and it hereby is, created out of the 4,972,000 shares of authorized but unissued shares of the preferred stock, par value $.10 per share, of the Corporation, such series to be designated Series D Convertible Preferred Stock (the “Series D Preferred Stock”), to consist of 665,000 shares, par value $.10 per share, of which the rights, preferences and privileges, and the qualifications, limitations or restrictions thereof, shall be (in addition to those set forth in the Corporation’s Certificate of Incorporation) as follows:

1.	Certain Definitions

Unless the context otherwise requires, the terms defined in this Section 1 shall have, for all purposes of this resolution, the meanings herein specified.

“Affiliate” means, as to any Person (the “subject Person”), any other Person (a) that directly or indirectly through one or more intermediaries controls or is controlled by, or is under direct or indirect common control with, the subject Person, (b) that directly or indirectly beneficially owns or holds ten percent (10%) or more of any class of voting equity of the subject Person, or (c) ten percent (10%) or more of the voting equity of which is directly or indirectly beneficially owned or held by the subject Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, through representation on such Person’s board of directors or other management committee or group, by contract or otherwise.

“Board of Directors” or “Board” means the Company’s Board of Directors, as constituted from time to time.

“Business Day” means any day other than a Saturday, a Sunday or a day on which the New York Stock Exchange or commercial banks located in New York City are authorized or permitted by law to close.

“Certificate of Designation” means this Certificate of Designations, Preferences and Rights and Number of Shares of Series D Convertible Preferred Stock.

“Common Stock” means all shares now or hereafter authorized of any class of Common Stock, par value $.001 per share, of the Corporation, and any other stock of the Corporation, howsoever designated, authorized after the Original Issue Date, which has the right (subject always to prior rights of any class or series of preferred stock) to participate in the distribution of the assets and earnings of the Corporation without limit as to per share amount.

“Conversion Rate” means the rate at which shares of Common Stock shall be delivered upon the conversion of the shares of Series D Preferred Stock, which shall be initially $1.08571, subject to adjustment in accordance with Section 6 of this Certificate of Designation.

“Conversion Shares” means the shares of Common Stock issued or issuable to the Holders upon conversion of the shares of Series D Preferred Stock in accordance with the terms hereof.

“Fair Market Value” means, on any given day: (A) if the shares of Common Stock of the Corporation are exchange-traded, the average of the closing sales prices per share of Common Stock for the ten (10) consecutive Trading Days ending on the day that is two (2) Trading Days prior to the applicable date of determination of Fair Market Value; or (B) if the shares of Common Stock of the Corporation are not listed or admitted to trading on any securities exchange but are regularly traded in any over-the-counter market, then the average of the bid and ask prices per share of Common Stock for the ten (10) consecutive Trading Days ending on the day that is two (2) Trading Days prior to the applicable date of determination of Fair Market Value; or (C) if the shares of Common Stock of the Corporation are not traded as described in clauses (A) or (B), then the per share fair market value of the Common Stock as determined in good faith by the Corporation’s Board of Directors.

“Holder(s)” means the holder(s) of the outstanding share(s) of Series D Preferred Stock.

“Liquidation Payment” means the amount paid in cash for each share of Series D Preferred Stock equal to the sum of: (i) the Stated Value of such share of Series D Preferred Stock and (ii) all accrued but unpaid dividends on such share of Series D Preferred Stock to the date fixed for liquidation.

“Majority Holders” means the Holders of a majority of the shares of Series D Preferred Stock outstanding at the time of such determination.

“Original Issue Date” means the date a share of Series D Preferred Stock was first issued by the Corporation.

“Person” means any individual, corporation, trust, association, corporation, partnership, joint venture, limited liability corporation, joint stock corporation, governmental authority or other person or entity.

“Purchase Agreement” means that certain securities purchase agreement dated as of the date of this Certificate of Designation between the Corporation and the initial Holders of the Corporation’s Series D Preferred Stock.

“Redemption Date” means any date set by the Corporation for redemption of all or a part of the then outstanding shares of Series D Preferred Stock in accordance with Section 5 hereof.

“Redemption Price” means, with respect to each share of Series D Preferred Stock, the sum of: (i) the Stated Value of such share of Series D Preferred Stock being redeemed, plus (ii) the accrued and unpaid dividends with respect to such share of Series D Preferred Stock, as of the Redemption Date.

“Stated Value” means the initial per share sale price of each share of Series D Preferred Stock of $10.00.

“Subsidiary” means any corporation of which shares of stock possessing at least a majority of the general voting power in electing the board of directors are, at the time as of which any determination is being made, owned by the Corporation, whether directly or indirectly through one or more Subsidiaries.

“Trading Day” means a day on which the Trading Market on which the Corporation’s Common Stock is listed for trading is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock of the Corporation is listed or quoted for trading on the date in question: the NYSE AMEX, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board.

Except as explicitly stated, all definitions contained in this Certificate of Designation are equally applicable to the singular and plural forms of the terms defined. The words “hereof”, “herein” and “hereunder” and words of similar import referring to this Certificate of Designation refer to this Certificate of Designation as a whole and not to any particular provision of this Certificate of Designation.

2.	Rank

The Series D Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank (a) junior to the Corporation’s Series B Preferred Stock and any other series of preferred stock hereafter established by the Board of Directors and, as required by Section 8, approved by the affirmative vote of the Majority Holders (collectively referred to herein as the “Senior Securities”); (b) on a parity with any other series of preferred stock established by the Board of Directors and, as required by Section 8, approved by the affirmative vote of the Majority Holders, the terms of which shall specifically provide that such series shall rank on a parity with the Series D Preferred Stock (the Series D Preferred Stock and any such other securities are referred to herein collectively as the “Parity Securities”), and (c) prior to any other equity securities of the Corporation, including the Common Stock, all of such equity securities of the Corporation to which the Series D Preferred Stock ranks prior, including the Common Stock, are referred to herein collectively as the “Junior Securities”.

3.	Dividends

(a) Subject to the limitations described below, Holders of shares of Series D Preferred Stock will be entitled to receive, out of funds of the Corporation legally available for payment thereof as determined by the Board of Directors in good faith, dividends in cash, or at the option of the Corporation, in additional shares of Common Stock of the Corporation, at a rate per share of 5% of the Stated Value per annum, payable semi-annually in arrears on each December 31st and June 30th, beginning on December 31, 2013 (each such date, a “Dividend Payment Date”).

(b) (i) In the event the Corporation elects to pay dividends to the Holders in additional shares of Common Stock (such shares may be referred to herein as “Dividend Shares”), the Corporation shall provide written notice of such election to each Holder on or before the tenth (10th) calendar day immediately prior to the Dividend Payment Date with respect to which the Corporation has made such election stating such determination (a “Common Stock Dividend Notice”). In the event that the Corporation does not deliver a Common Stock Dividend Notice on or before such tenth (10th) day, the Corporation will be deemed to have elected to pay the related dividend in cash. A Common Stock Dividend Notice, once delivered by the Corporation, shall be irrevocable with respect to the specific Dividend Payment Date to which it refers, unless the Company is not permitted to exercise the Common Stock Dividend Option in accordance with the terms of this Certificate of Designation.

(ii) If the Corporation wishes to exercise its right to pay dividends in additional shares of Common Stock with respect to less than all of the dividends due on a Dividend Payment Date, then the Corporation’s exercise of such right (and the delivery of shares of Common Stock pursuant thereto) shall be allocated among the Holders on a pro rata basis in accordance with the number of shares of Series D Preferred Stock held by each Holder. In connection with any election by the Corporation to pay dividends in additional shares of Common Stock, the number of Dividend Shares to be issued as of a given Dividend Payment Date shall be determined by dividing the amount of dividends payable on the applicable Dividend Payment Date divided by the greater of (x) the Conversion Rate on the Original Issue Date or (y) the Fair Market Value of a share of Common Stock determined by reference to the applicable Dividend Payment Date (in either case, with such price subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Corporation relating to the Corporation’s securities, combinations, recapitalization reclassifications and similar events). All fractional shares resulting from the issuance of Dividend Shares shall be rounded up or down to the nearest whole share.

(iii) Notwithstanding the foregoing, however, the Corporation shall not be permitted to pay dividends to the Holders in additional shares of Common Stock, if and to the extent that (A) the Corporation does not have a sufficient number of shares of Common Stock reserved for issuance under its Certificate of Incorporation, as in effect at such time as the Corporation elects to pay dividends in shares of Common Stock (B) the issuance of such shares of Common Stock would cause the Holder to beneficially own a number of shares of Common Stock in excess of the beneficial ownership limitation as determined in accordance with Sections 7(a) and 7(b); or (C) the issuance of such shares of Common Stock would cause the Corporation to exceed the Exchange Cap (as defined below in Section 7), unless any issuances in excess of the foregoing limitation are approved by the Company’s common stockholders.

(c) Dividends will be cumulative from the Original Issue Date and will be payable to holders of record as they appear on the stock books of the Corporation on the tenth business day prior to the dividend payment date. If any dividend payment date is not a business day, such dividend payment date shall be the next succeeding Business Day. The dividends with respect to any shares of Series D Preferred Stock shall be computed on the basis of a 365-day year and actual days elapsed. All dividends paid with respect to shares of the Series D Preferred Stock pursuant to Section 3(a) shall be paid pro rata to the Holders entitled thereto.

(d) Dividends to be paid in cash shall be paid to the account of a Holder in U.S. funds and delivered to the registered Holder of the shares of Series D Preferred Stock at the address of such Holder appearing in the Corporation’s records or such other address as the Holder provides to the Corporation pursuant to a written notice delivered to the Corporation in accordance with Section 14 of this Certificate of Designation. Dividend Shares, if and when issued in payment of dividends on the Series D Preferred Stock, shall be issued to the registered Holder of the shares of Series D Preferred Stock at the address of such Holder appearing in the Corporation’s records or such other address as the Holder provides to the Corporation pursuant to a written notice delivered to the Corporation in accordance with Section 14 of this Certificate of Designation.

(e) Notwithstanding anything contained herein to the contrary, no dividends on shares of the Series D Preferred Stock, the Parity Securities or the Junior Securities shall be declared by the Board of Directors or paid or set apart for payment by the Corporation (i) unless all accrued and unpaid dividends on the Senior Securities for all prior periods and the current period have been paid or declared and set apart for payment; and (ii) at any time that the terms or provisions of any indenture or agreement of the Corporation, including any agreement relating to its indebtedness, specifically prohibits such declaration, payment or setting apart for payment or that such declaration, payment or setting apart for payment would constitute (after notice or lapse of time or otherwise) a breach of or a default under any such indenture or agreement; provided, however, than nothing herein contained shall in any way or under any circumstances be construed or deemed to require the Board of Directors to declare or the Corporation to pay or set apart for payment any cash dividends at any time, whether permitted by any of such agreements or not.

(f) (i) No dividends shall be declared or paid or set apart for payment on any Parity Securities for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series D Preferred Stock for all dividend payment periods terminating on or prior to the date of payment of such full cumulative dividends. If any dividends are not paid in full, as aforesaid, upon the shares of the Series D Preferred Stock and any other Parity Securities, all dividends declared upon shares of the Series D Preferred Stock and any other Parity Securities shall be declared pro rata so that the amount of dividends declared per share on the Series D Preferred Stock and such other Parity Securities shall in all cases bear to each other the same ratio that accrued dividends per share on the Series D Preferred Stock and such other Parity Securities bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series D Preferred Stock or any other Parity Securities which may be in arrears.

(ii) Any dividend not paid pursuant to Section 3(a) or Section 3(b) hereof shall be fully cumulative and shall accrue (whether or not declared), without interest, as set forth in Section 3(a) hereof.

(g) (i) The Holders shall be entitled to receive the dividends provided for in Section 3(a) hereof in preference to and in priority over any dividends upon any of the Junior Securities. The Corporation shall not declare, pay or set apart for payment any dividend on any Junior Securities or make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Junior Securities or any warrants, rights, calls or options exercisable for or convertible into any Junior Securities, or make any distribution in respect thereof, either directly or indirectly, and whether in cash, obligations or shares of the Corporation, or other property, to the holders thereof, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any of the Junior Securities or any warrants, rights, calls or options exercisable for or convertible into any of the Junior Securities, unless prior to or concurrently with such declaration, payment, setting apart for payment, purchase or distribution, as the case may be, all accrued and unpaid dividends on shares of any Series D Preferred Stock shall have been or be duly paid in full and all redemption payments which have become due with respect to such Series D Preferred Stock shall have been or be duly discharged.

(ii) Subject to the forgoing provisions of this Section 3, the Board of Directors may declare, and the Corporation may pay or set apart for payment, dividends and other distributions on any of the Junior Securities, and may purchase or otherwise redeem any of the Junior Securities or any warrants, rights or options exercisable for or convertible into any of the Junior Securities, and the Holders shall not be entitled to share therein.

(h) All payments of dividends pursuant to this Section by the Corporation shall be made with deduction for or on account of any present or future tax, assessment or other governmental charge imposed upon such payment by the United States of America or any political subdivision or taxing authority thereof or therein.

4.	Distributions Upon Liquidation, Dissolution or Winding Up

(a) (i) In the event of any Liquidation Event, subject to the rights, preferences and privileges of any Senior Securities, the Holders shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount in cash equal to the Liquidation Payment for each share of Series D Preferred Stock outstanding before any payment shall be made or any assets distributed to the holders of any of the Junior Securities. If the assets of the Corporation are not sufficient to pay in full the Liquidation Payments payable to the Holders or any other Parity Securities, then the holders of all such shares shall share ratably in such distribution of assets in accordance with the amount which would be payable on such distribution if the amounts to which the Holders and the holders of outstanding shares of such other Parity Securities are entitled were paid in full.

(ii) The Holders will not be entitled to receive the Liquidation Payment of such shares until the liquidation payments of the Corporation’s Senior Securities now existing or hereafter issued has been paid in full (including liquidation payments that would be due regardless if such Liquidation Event triggered a payment to such holders).

(b) The Liquidation Payment with respect to each fractional share of the Series D Preferred Stock outstanding shall be equal to a ratably proportionate amount of the Liquidation Payment with respect to each outstanding share of Series D Preferred Stock.

(c) For the purposes of this Section 4, a “Liquidation Event” means (i) a voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or their consideration) of all or substantially all the property or assets of the Corporation or the merger, consolidation, combination, reorganization, or recapitalization, or other similar transaction, of the Corporation, with one or more other corporations, in which the Corporation is not the surviving entity or in which the Corporation’s shareholders prior to such transaction own less than 50% of the Corporation’s capital stock after giving effect to such transaction; or (ii) any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

5.	Redemption

Commencing on the second anniversary of the Original Issue Date, the shares of Series D Preferred Stock shall be redeemable at any time, in whole or in part, by the Corporation, at its option, as follows:

(a) The Series D Preferred Stock is redeemable at any time commencing on the second anniversary of the Original Issue Date at the option of the Company, on not less than 10 nor more than 60 days written notice to registered holders at a redemption price equal to the Stated Value per share of Series D Preferred Stock to be redeemed, plus accrued and unpaid dividends thereon; provided, however, that the public sale of the shares of Common Stock issuable upon conversion of the Series D Preferred Stock are covered by an effective registration statement, or are otherwise exempt from registration. Notwithstanding the foregoing, however, if any shares of Series B Convertible Preferred Stock are outstanding at the time the Corporation intends to redeem shares of Series D Preferred Stock, the Corporation shall either first redeem such shares of Series B Convertible Preferred Stock in accordance with the terms of the Certificate of Designations, Preferences and Rights and Number of Shares of Series B Convertible Preferred Stock on or prior to the Redemption Date or obtain the consent of the holders of the requisite number of shares of Series B Convertible Preferred Stock necessary to permit the redemption of the shares of Series D Preferred Stock.

(b) If less than all of the outstanding shares of Series D Preferred Stock are to be redeemed, the Corporation will select those to be redeemed pro rata or by lot or in such other manner as the Board of Directors may reasonably determine. In the event that the Corporation has failed to pay accrued and unpaid dividends on the Series D Preferred Stock, it may not redeem any of the then outstanding shares of the Series D Preferred Stock, unless all the then outstanding shares are redeemed and until all such accrued and unpaid dividends and (except with respect to shares to be redeemed) the then current semi-annual dividend have been paid in full.

(c) There shall be no mandatory redemption or sinking fund obligation with respect to the Series D Preferred Stock.

(d) Prior to redemption, the Corporation shall deliver to each record holder of Series D Preferred Stock notice of its intention to redeem some or all of the shares of Series D Preferred Stock (the “Redemption Notice”). The Redemption Notice shall state the Redemption Date, which date shall be a Business Day. The Redemption Notice shall be mailed (by United States first class mail) or delivered via overnight courier at least 10 days but not more than 60 days before the Redemption Date to each Holder of record of shares of Series D Preferred Stock to be redeemed at the address shown on the stock books of the Corporation. During the period between the issuance of a Redemption Notice and the date set for redemption, holders of Series D Preferred Stock may convert such shares into Common Stock, solely to the extent that such conversion is otherwise permitted in accordance with the terms and conditions of this Certificate of Designation.

(e) Unless a holder of Series D Preferred Stock elects to convert his Series D Preferred Stock prior to 3:00 p.m. (Eastern Time) on the Redemption Date, each Holder shall, prior to 3:00 p.m. (Eastern Time) on the Redemption Date, return any and all original share certificates representing Series D Preferred Stock to be redeemed to the Corporation (or such other place at set forth in the Redemption Notice) and such certificates shall be duly endorsed or assigned either to the Corporation or in blank. At 3:00 p.m. (Eastern Time) on the Redemption Date, the right of any holder to convert their shares of Series D Preferred Stock shall terminate.

(f) From and after such Redemption Date, unless there shall have been a default in payment of the Redemption Price or the Corporation is unable to pay the Redemption Price due to not having sufficient legally available funds, dividends will cease to accrue on the shares of Series D Preferred Stock called for redemption, and all rights of the Holder of such shares as holder of Series D Preferred Stock, (except the right to receive the Redemption Price without interest upon surrender of their certificates), shall cease and terminate with respect to such shares and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever; provided that in the event that shares of Series D Preferred Stock are not redeemed due to a default in payment by the Corporation or because the Corporation does not have sufficient legally available funds, such shares of Series D Preferred Stock shall remain outstanding and shall be entitled to all of the rights and preferences provided herein until redeemed. If the funds of the Corporation legally available for redemption on the Redemption Date are insufficient to redeem all the outstanding shares of Series D Preferred Stock called for redemption, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the Holders of such shares in proportion to the aggregate Redemption Price to which they would otherwise be respectively entitled to receive pursuant to this Section 5. The shares not redeemed shall remain outstanding and be entitled to all the rights and preferences provided herein. The Corporation shall deliver the Redemption Price within 10 days after receipt by the Corporation of the original shares of Series D Preferred Stock returned by the holder to the Corporation. All shares of Series D Preferred Stock redeemed pursuant to this Section 5 will be restored to the status of authorized but unissued shares of preferred stock, without designation as to series, and may thereafter be issued, but not as shares of Series D Preferred Stock.

6.	Conversion Rights

The Series D Preferred Stock shall be convertible into Common Stock as follows:

(a) Optional Conversion. Subject to and upon compliance with the provisions of this Section 6 and the limitations set forth in Section 7, unless previously redeemed by the Corporation, the Holders have the right, at such Holder’s option, at any time, and from time to time, commencing on the date that is six (6) months from the Original Issue Date, to convert some or all of such Holder’s shares of Series D Preferred Stock into fully paid and nonassessable shares of Common Stock at the then-current Conversion Price in accordance with the terms and conditions of this Section 6(a). The Holder shall effect conversion(s) by surrendering the certificate or certificates representing the shares of Series D Preferred Stock to be converted to the Corporation, together with the form of conversion notice attached hereto as Exhibit A (the “Notice of Conversion”). Each Notice of Conversion shall specify the number of shares of Series D Preferred Stock to be converted, include the other information specified on the Holder Conversion Notice, and specify the date on which such conversion is to be effected (the “Holder Conversion Date”), which date shall be determined in accordance with Section 6(e), and which may not be prior to the date on which the Holder delivers such Holder Conversion Notice. If no Holder Conversion Date is specified in a Notice of Conversion, the Holder Conversion Date shall be the date determined in accordance with Section 6(e).

(b) Mandatory Conversion. Commencing on the third anniversary of the Original Issue Date, the Corporation shall have the right to require conversion of some or all of the shares of Series D Preferred Stock then outstanding into fully paid and nonassessable shares of Common Stock, without any further action of the Holders, at the then-current Conversion Price in accordance with the terms and conditions of this Section 6(b) (the “Mandatory Conversion”). In order to effect a Mandatory Conversion hereunder, the Corporation must deliver to each Holder written notice thereof (a “Mandatory Conversion Notice”) , on not less than 10 nor more than 60 days written notice to registered holders of shares of Series D Preferred Stock. The Mandatory Conversion Notice shall state the date determined for the effectiveness of the Mandatory Conversion (the “Conversion Date”), which date shall be a Business Day. The Mandatory Conversion Notice shall be mailed (by United States first class mail) or delivered via overnight courier, at least 10 days but not more than 60 days before the Conversion Date to each Holder of record of shares of Series D Preferred Stock to be converted at the address shown on the stock books of the Corporation. During the period between the issuance of a Mandatory Conversion Notice and the date set for Mandatory Conversion, holders of Series D Preferred Stock may convert such shares into Common Stock in accordance with Section 6(a). However, the right to convert shares called for redemption pursuant to Section 5 shall terminate at 3:00 p.m. (Eastern Time) on the date fixed for such redemption, unless the Corporation shall default in making payment of the amount payable upon such redemption. If the Corporation elects to effect a Mandatory Conversion, it shall instruct the transfer agent for its Common Stock to issue to each Holder, following such Holder’s compliance with the procedures described herein, the number of shares of Common Stock determined in accordance with Section 6(d), below. The Holder agrees to comply with the applicable procedures for effectuating a Mandatory Conversion, as specified herein or in separate written instructions delivered by the Corporation or its transfer agent. Each Holder shall be deemed to be, and treated as, a holder of such number of shares of Common Stock of the Company as to which each Holder’s shares of Series D Preferred Stock are convertible into at the close of business on the date of a Mandatory Conversion. As of the date noticed for the Mandatory Conversion, each certificate representing shares of Series D Preferred Stock shall solely represent the right to receive that number of Conversion Shares into which the shares of Series D Preferred Stock are convertible. Each certificate representing shares of Series D Preferred Stock shall be cancelled upon issuance of the certificates representing the Conversion Shares into which the Series D Preferred Stock was converted.

(c) Limitations on Mandatory Conversions. Notwithstanding anything contained herein to the contrary, the Corporation shall not have the right to effect a Mandatory Conversion hereunder with respect to a given Holder’s shares of Series D Preferred Stock to the extent that any such conversion would result in the issuance by the Corporation to such Holder, during the period of sixty consecutive calendar days ending on (and including) the Mandatory Conversion Date, of a number of shares of Common Stock (including all shares of Common Stock issued pursuant to conversions effected in accordance with Section 6(a) hereof during such sixty day period) that exceeds the Beneficial Ownership Amount (as defined below in Section 7) of a given Holder on the Mandatory Conversion Date. In the event that the Mandatory Conversion of a Holder’s shares of Series D Preferred Stock is limited pursuant to this Section 6(c), then the Corporation may effect such additional Mandatory Conversions (each, a “Subsequent Mandatory Conversion”) as are necessary to effect the Mandatory Conversion of the remainder of such Holder’s Series D Preferred Stock, each such Subsequent Mandatory Conversions to be effective not less than twenty (20) Trading Days following the immediately preceding Mandatory Conversion or Subsequent Mandatory Conversion (as the case may be); and provided further, that the limitations set forth in this Section 6(c) above shall apply to each such Subsequent Mandatory Conversion. In addition to the foregoing, the Corporation shall not have the right to effect a Mandatory Conversion hereunder to the extent that any such conversion would result in the issuance by the Corporation of a number of shares of Common Stock that would be in excess of the Exchange Cap, unless issuances in excess of the Exchange Cap shall have been approved by the Corporation’s common stockholders.

(d) Number of Conversion Shares. The number of Conversion Shares to be delivered by the Corporation upon any conversion (whether at the option of a Holder pursuant to Section 6(a) or upon a Mandatory Conversion pursuant to Section 6(b)) shall be determined by adding (i) the quotient obtained by dividing (x) the aggregate Stated Value of all of the shares of Series D Preferred Stock to be converted by (y) the Conversion Rate in effect on the date of conversion plus (ii) the quotient obtained by dividing (x) all accrued and unpaid dividends thereon, if any, by (y) the greater of (A) the Conversion Rate on the Original Issue Date or (B) the quotient obtained by dividing (x) the amount of dividends to be converted by (y) the Fair Market Value of a share of Common Stock determined by reference to the Conversion Date (in either case, with such price subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Corporation relating to the Corporation’s securities, combinations, recapitalization reclassifications and similar events).

(e) Conversion Procedures. In order to exercise the conversion privilege hereunder, the Holders of each share of Series D Preferred Stock to be converted, whether upon an optional conversion or a Mandatory Conversion, shall surrender the certificate representing such shares of Series D Preferred Stock to a designated officer or agent of the Corporation appointed for such purpose by the Corporation, with the Notice of Conversion on the back of said certificate completed and signed. The Corporation shall use its reasonable best efforts to issue or cause its transfer agent to issue the Conversion Shares as soon as reasonably practicable following the Holder’s compliance with any applicable procedural requirements adopted by the Corporation in connection with the issuance of the Conversion Shares, including without limitation, the Holder surrendering to the Corporation, or its agent, the original of the Holder’s certificate(s) representing the shares of Series D Preferred Stock subject to the Conversion. The Corporation shall bear the cost associated with the issuance of the Common Stock issuable upon conversion. If required in the reasonable judgment of the Corporation, the Conversion Shares shall be issued with a restrictive legend indicating that it was issued in a transaction which is exempt from registration under the Securities Act of 1933, as amended, and that it cannot be transferred unless it is so registered, or an exemption from registration is available, in the opinion of counsel to the Corporation. The Common Stock issuable upon conversion shall be issued in the same name as the Person who is the then-current Holder of the Series D Preferred Stock unless, following a written request by a Holder to have such Conversion Shares issued in a different name, in the opinion of counsel to the Corporation, a change of name and such transfer can be made in compliance with applicable securities laws. Unless the shares of Common Stock issuable on conversion are to be issued in the same name in which such share of Series D Preferred Stock is registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the Holder or such Holder’s duly authorized attorney and an amount sufficient to pay any transfer or similar tax. Shares of Series D Preferred Stock converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued.

(i) Partial Conversions. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series D Preferred Stock surrendered for conversion, the Corporation shall issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Series D Preferred Stock representing the unconverted portion of the certificate so surrendered.

(ii) Effective Date of Conversions. With respect to an optional conversion of the Series D Preferred Stock pursuant to Section 6(a), each conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series D Preferred Stock shall have been surrendered and such notice received by the Corporation as aforesaid, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby at such time on such date, unless the stock transfer books of the Corporation shall be closed on that date, in which event such person or persons shall be deemed to have become such holder or holders of record at the close of business on the next succeeding day on which such stock transfer books are open, and such notice received by the Corporation. The effective date of a Mandatory Conversion shall be determined in accordance with Section 6(b), above.

(f) Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series D Preferred Stock. If any Holder is entitled to receive a fractional Conversion Share, such fractional Conversion Share shall be disregarded and the number of Conversion Shares issuable upon such conversion, in the aggregate, shall be the next closest whole number of Conversion Shares. If more than one share of Series D Preferred Stock shall be surrendered for conversion at any one time by the same holder, the number of full shares of Common stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series D Preferred Stock so surrendered. No cash or property shall be issued in lieu of fractional Conversion Shares upon conversion.

(g) Payment of Certain Dividends. The Holders at the close of business on a dividend payment record date shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the conversion thereof or the Corporation’s default in payment of the dividend due on such Dividend Payment Date (except that holders of shares called for redemption on a redemption date between such record date and the Dividend Payment Date shall not be entitled to receive such dividend on such dividend payment date). A Holder on a dividend payment record date who (or whose transferee) surrenders any of such shares for conversion into shares of Common Stock on a Dividend Payment Date will receive the dividend payable by the Corporation on such shares of Series D Preferred Stock on such date. Except as provided above, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon such conversion.

(h) Conversion Rate Adjustments. The Conversion Rate shall be subject to adjustment from time to time as follows:

(i) Subdivisions, Reclassifications or Combinations. If the Corporation shall subdivide (by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) the outstanding shares of Common Stock into a greater number of shares, then the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately reduced. If the Corporation, at any time after the Closing Date, combines (by reverse stock split, recapitalization, reorganization, reclassification or otherwise) the outstanding shares of Common Stock into a smaller number of shares, then the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionally increased. Successive adjustments in the Conversion Rate shall be made whenever any event specified above shall occur.

(ii) Consolidation, Merger, Sale or Conveyance. In case of any consolidation or merger of the Corporation with any other corporation or entity (other than a wholly owned Subsidiary), or in case of sale or transfer of all or substantially all of the assets of the Corporation, or in the case of any share exchange whereby the Common Stock is converted into other securities or property, the Corporation will be required to make appropriate provision so that each Holder of shares of Series D Preferred Stock then outstanding will have the right thereafter to convert such share of Series D Preferred Stock into the kind and amount of shares of stock and other securities and property receivable upon such consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of Common Stock into which such share of Series D Preferred Stock was convertible immediately prior to such consolidation, merger, sale, transfer or share exchange.

(iii) Adjustments. No adjustment of the Conversion Rate will be made for cash distributions or cash dividends paid out of funds legally available therefor. All calculations under this Section 6(h) shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.

(i) Statement Regarding Adjustments. Whenever the Conversion Rate shall be adjusted as provided in Section 6(h), the Corporation shall forthwith file, at the office of any transfer agent for the Series D Preferred Stock and at the principal office of the Corporation, a statement showing in detail the facts requiring such adjustment and the Conversion Rate that shall be in effect after such adjustment, and the Corporation shall also cause a copy of such statement to be sent by registered or certified mail, return receipt requested, postage prepaid, to each Holder of shares of Series D Preferred Stock at its address appearing on the Corporation’s records. Where appropriate, such copy may be included as part of a notice required to be mailed under the provisions of Section 6(j).

(j) Notice to Holders. In the event the Corporation shall propose to take any action of the type described in Section 6(h) (but only if the action would result in an adjustment in the Conversion Rate), the Corporation shall give notice to each Holder of shares of Series D Preferred Stock, in the manner set forth in this Certificate of Designation, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Conversion Rate and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of shares of Series D Preferred Stock. In the case of any action which would require the fixing of a record date, such notice shall be given at least 10 days prior to the date so fixed, and in case of all other action, such notice shall be given at least 10 days prior to the taking of such proposed action. Notwithstanding the immediately preceding sentence, however, if the date on which the Corporation is obliged to provide notice hereunder to the Holders is prior to a public announcement relating to the events set forth and on such date the Corporation’s securities are traded or quoted on any recognized national securities exchange or quotation system, then such notice shall be provided to each Holder of the Series D Convertible Preferred Stock simultaneously with the notice provided to the Corporation’s stockholders. Failure to give such notice, or any defect therein, shall not, however, affect the legality or validity of any such action.

(k) Costs. The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series D Preferred Stock; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the Holder of the shares of Series D Preferred Stock in respect of which such shares are being issued.

(l) Reservation of Shares. The Corporation shall reserve at all times so long as any shares of Series D Preferred Stock remain outstanding, free from preemptive rights, out of its treasury stock (if applicable) or its authorized but unissued shares of Common Stock, or both, solely for the purpose of effecting the conversion of the shares of Series D Preferred Stock, sufficient shares of Common Stock to provide for the conversion of all outstanding shares of Series D Preferred Stock.

(m) Valid Issuance. All shares of Common Stock which may be issued upon conversion of the shares of Series D Preferred Stock will upon issuance by the Corporation be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof, and the Corporation shall take no action which will cause a contrary result (including, without limitation, any action which would cause the Conversion Rate to be less than the par value, if any, of the Common Stock).

7.	Conversion Limitations

(a) The Corporation shall not effect any conversion of the Preferred Stock, and a Holder shall not have the right to convert any portion of the Preferred Stock, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below) as a result of such conversion. For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates shall include the number of shares of Common Stock issuable upon conversion of the Series D Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this Section 7, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 7 applies, the determination of whether the Series D Preferred Stock is convertible (in relation to other securities owned by such Holder together with any Affiliates) and of how many shares of Series D Preferred Stock are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the shares of Series D Preferred Stock may be converted (in relation to other securities owned by such Holder together with any Affiliates) and how many shares of the Series D Preferred Stock are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Corporation each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 7, in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Corporation’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation or the Corporation’s transfer agent setting forth the number of shares of Common Stock outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Series D Preferred Stock, by such Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported.

(b) The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Series D Preferred Stock held by the applicable Holder. A Holder, upon not less than sixty-one (61) days’ prior notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 7 applicable to its Series D Preferred Stock provided that the Beneficial Ownership Limitation in no event exceeds 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of Series D Preferred Stock held by the Holder and the provisions of this Section 7 shall continue to apply, unless any issuances in excess of such limitation are approved by the Corporation’s common stockholders. Any such increase or decrease will not be effective until the sixty-first (61st) day after such notice is delivered to the Corporation and shall only apply to such Holder and no other Holder. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 7 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of Series D Preferred Stock. Notwithstanding the foregoing, however, a Holder that beneficially owned in excess of 19.99% of the Corporation’s Common Stock as of the Original Issue Date shall not be subject to the Beneficial Ownership Limitation set forth herein, unless subsequent to the Original Issue Date, such Holder’s beneficial ownership of the Common Stock of the Corporation decreases to a level below 19.99%, in which event the provisions of this Section 7 shall become applicable to such Holder.

(c) Notwithstanding anything else set forth herein, if required under applicable law or regulation (including the listing rules of the Nasdaq Stock Market), in no event shall (i) the Corporation be permitted to effect a Mandatory Conversion, (ii) a Holder of shares of Series D Preferred Stock be entitled to convert such shares of Series D Preferred Stock into shares of Common Stock, or (iii) the Corporation be permitted to issue any shares of Common Stock as Dividend Shares, if and to the extent that the issuance of such shares of Common Stock would cause the Corporation to exceed the aggregate number of shares of Common Stock which the Corporation may issue or be deemed to have issued without breaching the Corporation’s obligations under the applicable rules and regulations of the Nasdaq Stock Market (including, without limitation, Nasdaq Listing Rule 5635) and such other Trading Market (as defined in the Purchase Agreement) on which the Corporation’s shares of Common Stock are then listed or quoted for trading (the “Exchange Cap”), unless any issuances in excess of the foregoing limitation are approved by the Corporation’s common stockholders. Until such approval is obtained, no Holder of Series D Preferred Stock shall be issued in the aggregate, whether upon conversion of shares of Series D Preferred Stock or as Dividend Shares, shares of Common Stock in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the number of shares of Series D Preferred Stock issued to such Holder as of the Original Issuance Date and the denominator of which is the aggregate number of all shares of Series D Preferred Stock issued to the Holders as of the Original Issuance Date (with respect to each such Holder, the “Exchange Cap Allocation”). In the event that any Holder shall sell or otherwise transfer any of such Holder’s shares of Series D Preferred Stock, the transferee shall be allocated a pro rata portion of such Holder’s Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee.

8.	Voting Rights

The Holders of record of shares of Series D Preferred Stock shall not be entitled to any voting rights except as follows:

(a) so long as any shares of Series D Preferred Stock shall be outstanding and unless the consent or approval of a greater number of shares shall then be required under the Delaware General Corporation Law, without first obtaining the approval of at least the Majority Holders, given in person or by proxy either by written consent or at a meeting at which the Holders shall be entitled to vote separately as a class, the Corporation shall not (i) amend, alter or repeal any provisions of the Series D Preferred Stock or Certificate of Incorporation so as to materially adversely affect any of the preferences, rights, powers or privileges of the Series D Preferred Stock or the holders thereof, (ii) create, authorize or issue any other class or series of preferred stock on a parity with, or having greater or preferential rights than, the Series D Preferred Stock with respect to liquidation or dividends, (iii) directly or indirectly, redeem, repurchase or otherwise acquire for value, or set aside for payment or make available for a sinking fund for the purchase or redemption of, any stock ranking junior to on a parity with the Series D Preferred Stock, or (iv) enter into any agreement which would prohibit or restrict the Corporation’s right to pay dividends on the Series D Preferred Stock; and

(b) as otherwise provided by the Delaware General Corporation Law.

9.	Exclusion of Other Rights

Except as may otherwise be required by law, the shares of Series D Preferred Stock shall not have any rights, other than those specifically set forth in this resolution (as such resolution may be amended from time to time) and in the Corporation’s Certificate of Incorporation.

10.	Headings of Subdivisions

The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

11.	Severability of Provisions

If any right, preference or limitation of the Series D Preferred Stock set forth in this Certificate of Designation (as such may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

12.	Transfer of Series D Preferred Stock

Upon notice to the Corporation, a Holder may sell, transfer, assign, pledge or otherwise dispose of all or any portion of the shares of Series D Preferred Shares to any person or entity as long as such transaction is the subject of an effective registration statement under the Securities Act of 1933, as amended, or, in the opinion of counsel acceptable to the Corporation, is exempt from registration. From and after the date of any such sale or transfer, the transferee thereof shall be deemed to be a Holder. Upon any such sale or transfer, the Corporation shall, promptly following the return of the certificate or certificates representing the shares of Series D Preferred Stock that are the subject of such sale or transfer, issue and deliver to such transferee a new certificate in the name of such transferee.

13.	Status of Reacquired Shares

Shares of Series D Preferred Stock which have been issued and reacquired in any manner or converted (upon compliance with any applicable provisions of the laws of the State of Delaware) shall not be reissued as Series D Preferred Stock, but shall have the status of authorized and unissued shares of Preferred Stock issuable in series undesignated as to series and may be redesignated and reissued.

14.	Notices

Any notice, demand or request required or permitted to be given by the Corporation or a Holder pursuant to the terms of this Certificate of Designations shall be in writing and shall be deemed delivered (i) when delivered personally or by verifiable facsimile transmission (immediately followed by written confirmation delivered according to another mechanism provided by this section), unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to an overnight courier and (iii) on the third Business Day following the date of dispatch, if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), addressed, if to the Corporation:

Authentidate Holding Corp.

300 Connell Drive, 5th Floor

Berkeley Heights, New Jersey 07922

Attention: President

and if to any Holder, at the address indicated in the stock register of the Corporation.

15.	Lost or Stolen Certificates

Upon receipt by the Corporation of evidence of the loss, theft, destruction or mutilation of a certificate representing a Holder’s shares of Series D Preferred Stock, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Corporation, and upon surrender and cancellation of such certificate if mutilated, the Corporation shall execute and deliver to such Holder a new certificate identical in all respects to the original certificate, and any such lost, stolen, destroyed or mutilated certificate shall thereupon become void.

16.	Failure or Delay not Waiver

No failure or delay on the part of the Corporation or a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other right, power or privilege.

17.	Payments

Notwithstanding anything to the contrary herein, to the extent that any provision of this Certificate of Designation permits the Corporation to make a payment to the Holders, at the Corporation’s option, in cash or in shares of Common Stock, the Corporation shall only be permitted to make any portion of such payment in shares of Common Stock if such payment in shares is permissible pursuant to Section 7(c) of this Certificate of Designation, unless the Corporation’s common stockholders have approved such issuances.

18.	Inclusion in Certificate of Incorporation.

The statements contained herein creating and designating the Series D Preferred Stock and fixing the number, powers, preferences and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of said series, be deemed to be included in and be a part of the Certificate of Incorporation of the Corporation pursuant to the applicable provisions of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Designation of the Series D Convertible Preferred Stock and hereunto affixed the seal of the Corporation on this 12th day of June, 2013.

/s/ O’Connell Benjamin
Name:	O’Connell Benjamin
Title:	Chief Executive Officer and President

EXHIBIT A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER

IN ORDER TO CONVERT SHARES OF PREFERRED STOCK)

Pursuant to Section 6(a) of the Certificate of Designations, Preferences and Rights and Number of Shares of Series D Convertible Preferred Stock, the undersigned hereby elects to convert the number of shares of Series D Convertible Preferred Stock indicated below into shares of common stock, par value $0.001 per share (the “Common Stock”), of Authentidate Holding Corp., a Delaware corporation (the “Corporation”), according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion:

Number of shares of Preferred Stock owned prior to Conversion:

Number of shares of Preferred Stock to be Converted:

Stated Value of shares of Preferred Stock to be Converted:

Number of shares of Common Stock to be Issued:

Applicable Conversion Price:

Number of shares of Preferred Stock subsequent to Conversion:

DWAC Instructions:

Broker no:

Account no:

[NAME OF HOLDER]

By:
Name:
Title:

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